Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

UBS Eucalyptus Fund, L.L.C.

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund’s tender offer.

February 22, 2008

Dear UBS Eucalyptus Fund, L.L.C. Investor:

We are writing to inform you of important dates related to the tender offer by UBS Eucalyptus Fund, L.L.C. (the “Fund”). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on February 22, 2008 and end on March 20, 2008. The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund’s Administrator, PFPC Inc. (“PFPC”), in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Fund interests must be received by PFPC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by March 20, 2008. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling (877) 431-1973. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Administrator to confirm receipt.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Tender Offer Administrator at our Administrator, (877) 431-1973.

Sincerely,

UBS Eucalyptus Fund, L.L.C.